UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Lanvin Group Holdings Limited
(Name of Issuer)

Ordinary Shares, par value $0.000001 per share
(Title of Class of Securities)

G5380J100
(CUSIP Number)

SZE Mei Ming
Room 808, ICBC Tower,
3 Garden Road, Central
Hong Kong
(852) 2509 3228
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5380J100

1.	Name of Reporting Persons: Fosun International Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,451,209 (see Item 5)
	8.	Shared Voting Power 24,883,006(1) (see Item 5)
	9.	Sole Dispositive Power 65,451,209
	10.	Shared Dispositive Power 24,883,006(1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,334,215(2) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.04%(3) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Includes (i) 18,811,415 ordinary shares, par value $0.000001 per share (“Ordinary Shares”) held by Fosun Fashion Holdings (Cayman) Limited and (ii) 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Fosun Fashion Holdings (Cayman) Limited is wholly owned by Fosun International Limited (HKSE Stock Code: 00656). Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.

(2) Includes (i) 65,451,209 Ordinary Shares held by Fosun International Limited, (ii) 18,811,415 Ordinary Shares held by Fosun Fashion Holdings (Cayman) Limited and (iii) 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited.

(3) Based on 141,069,399 Ordinary Shares of the Issuer outstanding as of August 5, 2024, as determined based on the records of the Issuer.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Fosun Fashion Holdings (Cayman) Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 18,811,415 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,811,415 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,811,415 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.33%(1) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1)  Based on 141,069,399 Ordinary Shares of the Issuer outstanding as of August 5, 2024, as determined based on the records of the Issuer.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Yujing Fashion (BVI) Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 6,071,591(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,071,591(1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,071,591(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.30% (2) (see Item 5)
14.	Type of Reporting Persons (See Instructions) CO

(1) Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.

(2) Based on 141,069,399 Ordinary Shares of the Issuer outstanding as of August 5, 2024, as determined based on the records of the Issuer.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Shanghai Yuyuan Tourist Mart (Group) Co., Ltd I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 6,071,591(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,071,591(1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,071,591(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.30%(2) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.

(2) Based on 141,069,399 Ordinary Shares of the Issuer outstanding as of August 5, 2024, as determined based on the records of the Issuer.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Yu Jing Industrial Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 6,071,591(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,071,591(1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,071,591(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.30%(2) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.

(2) Based on 141,069,399 Ordinary Shares of the Issuer outstanding as of August 5, 2024, as determined based on the records of the Issuer.

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment”), jointly filed on behalf of Fosun International Limited (“Fosun International”), Fosun Fashion Holdings (Cayman) Limited (“FFH”), Yujing Fashion (BVI) Limited (“Yujing Fashion”), Yu Jing Industrial Limited (“Yu Jing”) and Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (“Yuyuan” and, together with Fosun International, FFH, Yujing Fashion and Yu Jing, the “Reporting Persons” and each a “Reporting Person”), relates to the ordinary shares, par value $0.000001 per share (the “Ordinary Shares”) of Lanvin Group Holdings Limited (the “Issuer”), and amends and supplements the Schedule 13D filed by the Reporting Persons on December 23, 2022 with the SEC, as amended by Amendment No. 1 filed by the Reporting Persons on December 18, 2023, Amendment No. 2 filed by the Reporting Persons on February 7, 2024, Amendment No. 3 filed by the Reporting Persons on April 9, 2024 and as amended further by Amendment No. 4 filed by the Reporting Persons on June 17, 2024 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule 13D.

Unless specifically amended hereby, the disclosure set forth in the Schedule 13D remains unchanged.

Item 2. Identity and Background

The name, residence or business address, present principal occupation and country of citizenship of each director and executive officer of Yuyuan included in Section (a) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

Yuyuan

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
HUANG Zhen	Fuxing Rd East 2, Shanghai, 200010, China	Chairman of Yuyuan	China
WANG Jiping	F11, Tower S2, No.600 Zhongshan No.2 Road(E), Shanghai, China	Co-Chairman of Yuyuan	China
SHI Kun	Fuxing Rd East 2, Shanghai, 200010, China	Co-Chairman of Yuyuan	China
ZHU Lixin	Fuxing Rd East 2, Shanghai,200010, China	Vice Chairman of Yuyuan	China
NI Qiang	Fuxing Rd East 2, Shanghai,200010, China	Vice Chairman of Yuyuan	China
XU Xiaoliang	Tower S2, No.600 Zhongshan No.2 Road(E), Shanghai, China	Director of Yuyuan	China
HAO Yuming	Tower S2, No.600 Zhongshan No.2 Road(E), Shanghai,China	Director of Yuyuan	China
LI Zhiqiang	Fuxing Rd East 2, Shanghai, 200010, China	Director of Yuyuan	China
XIE Youping	Fuxing Rd East 2, Shanghai, 200010, China	Independent Director of Yuyuan	China
NI Jing	Fuxing Rd East 2, Shanghai, 200010, China	Independent Director of Yuyuan	China
SUN Yan	Fuxing Rd East 2, Shanghai, 200010, China	Independent Director of Yuyuan	China
SONG Hang	Fuxing Rd East 2, Shanghai, 200010, China	Independent Director of Yuyuan	China
ZHOU Wenyi	Fuxing Rd East 2, Shanghai, 200010, China	Chairman of the Supervisory Committee of Yuyuan	China
XU Jun	Fuxing Rd East 2, Shanghai, 200010, China	Supervisor of Yuyuan	China
YU Lin	Fuxing Rd East 2, Shanghai, 200010, China	Employee Supervisor of Yuyuan	China
QIAN Shunjiang	Fuxing Rd East 2, Shanghai, 200010, China	President and Chief Financial Officer of Yuyuan	China
ZHANG Jian	Fuxing Rd East 2, Shanghai, 200010, China	President of Yuyuan	China
ZOU Chao	Fuxing Rd East 2, Shanghai, 200010, China	Executive President and Board Secretary of Yuyuan	China
ZHOU Bo	Fuxing Rd East 2, Shanghai, 200010, China	Executive President of Yuyuan	China
RAN Fei	Fuxing Rd East 2, Shanghai, 200010, China	Executive President of Yuyuan	China
MAO Xianghua	Fuxing Rd East 2, Shanghai, 200010, China	Executive President of Yuyuan	China
WANG Jin	Fuxing Rd East 2, Shanghai, 200010, China	Vice President of Yuyuan	China
HU Junjie	Fuxing Rd East 2, Shanghai, 200010, China	Vice President of Yuyuan	China
WU Yifei	Fuxing Rd East 2, Shanghai, 200010, China	Vice President of Yuyuan	China
MENG Lingyuan	Fuxing Rd East 2, Shanghai, 200010, China	Vice President of Yuyuan	China
ZUO Mozhi	Fuxing Rd East 2, Shanghai, 200010, China	Vice President of Yuyuan	China
CHEN Xiaoyan	Fuxing Rd East 2, Shanghai,200010, China	Vice President of Yuyuan	China

(d)   During the last five years, none of the Reporting Persons, and, to the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons, and, to the Reporting Persons’ knowledge, none of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

This Amendment is being filed to update the percentages of the Ordinary Shares beneficially owned by the Reporting Persons in connection with the Issuer’s repurchase of its Ordinary Shares from Meritz pursuant to the side letter that the Issuered entered into on April 30, 2024 with Meritz, which modified the Amended and Restated Relationship Agreement (the “Meritz Side Letter”). Pursuant to the Meritz Side Letter, the Issuer agreed to repurchase from Meritz 5,245,648 Ordinary Shares in aggregate for a total purchase price of US$20.0 million under the prescribed schedule therein. The Issuer completed repurchases of (i) 1,328,704 Ordinary Shares on May 3, 2024 for US$5.0 million, (ii) 1,318,129 Ordinary Shares on July 2, 2024 for US$5.0 million, and (iii) 1,305,220 on August 2, 2024 for US$5.0 million. The percentages of the Ordinary Shares that may be deemed to be owned by the Reporting Persons have changed since the Reporting Persons’ last Schedule 13D filing solely as a result of the repurchases by the Issuer under the Meritz Side Letter, not in connection with a disposition of any Ordinary Shares by the Reporting Persons.

Section (a) and Section (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. Fosun International directly beneficially owns 65,451,209, or 46.40%, of the Ordinary Shares. FFH directly beneficially owns 18,811,415, or 13.33%, of the Ordinary Shares. Yujing Fashion directly beneficially owns 6,071,591, or 4.30%, of the Ordinary Shares. Yu Jing as the sole shareholder of Yujing Fashion, and Yuyuan as the sole shareholder of Yu Jing, may be deemed to have shared voting and dispositive power, and therefore, beneficial ownership, over the 6,071,591 Ordinary Shares owned directly by Yujing Fashion. Fosun International as the sole shareholder of FFH and the indirect majority shareholder of Yujing Fashion may be deemed to have shared voting and dispositive power, and therefore, beneficial ownership, over the 18,811,415 and 6,071,591 Ordinary Shares owned directly by FFH and Yujing Fashion, respectively.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of the Ordinary Shares.

(c)   None of the Reporting Persons has effected and, to the best knowledge of the Reporting Persons, none of the Covered Persons has effected any transactions in the Ordinary Shares since the most recent filing of the Schedule 13D on June 17, 2024.

(d)   Except as disclosed herein, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Ordinary Shares to which this Schedule 13D relates.

(e)   Not applicable.

Item 7. Materials to be Filed as Exhibits

Exhibit
No.	Description
99.1*	Joint Filing Agreement, dated December 23, 2022, by and among the Reporting Persons.
99.2	Business Combination Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.3	Amendment No.1 to the Business Combination Agreement, dated as of October 17, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.4	Amendment No. 2 to the Business Combination Agreement, dated as of October 20, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.5	Amendment No. 3 to the Business Combination Agreement, dated as of October 28, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.6	Amendment No. 4 to the Business Combination Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.5 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.7	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.8	Lock-Up Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.9	Investor Rights Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.10	Share Buyback and Subscription Agreement, dated as of December 1, 2023, by and between Lanvin Group Holdings Limited and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-41569) furnished to the SEC on December 1, 2023).
99.11	Amended and Restated Relationship Agreement, dated as of December 1, 2023, by and between Lanvin Group Holdings Limited and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-41569) furnished to the SEC on December 1, 2023).
99.12*	Account Security Agreement, dated as of December 14, 2023, between Fosun International Limited and Meritz Securities Co., Ltd.
99.13*	Security Agreement, dated as of June 14, 2024, between Fosun International and Natixis.
99.14*	Settlement Agreement, dated as of June 14, 2024, between Fosun International and Natixis.

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2024

Fosun International Limited

By:	/s/ SZE Mei Ming
Name:	SZE Mei Ming
Title:	Company Secretary

Fosun Fashion Holdings (Cayman) Limited

By:	/s/ ZOU Chao
Name:	ZOU Chao
Title:	Director

Yujing Fashion (BVI) Limited

By:	/s/ WANG Zunxiang
Name:	WANG Zunxiang
Title:	Director

Yu Jing Industrial Limited

By:	/s/ ZOU Chao
Name:	ZOU Chao
Title:	Director

Shanghai Yuyuan Tourist Mart (Group) Co., Ltd

By:	/s/ HUANG Zhen
Name:	HUANG Zhen
Title:	Director